SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 10, 2008                   By: /s/ Victor DiTommaso____________

                                                                     Victor DiTommaso, CFO

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	$	$	$	$
Sales	201,978	197,534	184,501	191,453
Cost of sales (i)	172,772	171,184	156,324	163,010
Gross Profit	29,206	26,350	28,177	28,443

Selling, general and administrative Expenses	17,490	17,196	17,629	18,664
Stock-based compensation expense	348	329	421	289
Research and development expenses	1,334	1,528	1,441	947
Financial expenses
Interest	4,230	4,339	5,984	5, 706
Other (i)	806	(681)	(648)	205
Refinancing expense			6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges
	24,208	22,711	30,858	25,811

Earnings (loss) before income taxes (recovery)	4,998	3,639	(2,681)	2,632
Income taxes (recovery)	779	(999)	(818)	3,349
Net earnings (loss)	4,219	4,638	(1,863)	(717)

Earnings (loss) per share
Basic	0.07	0.08	(0.03)	(0.01)
Diluted	0.07	0.08	(0.03)	(0.01)

Weighted average number of common shares outstanding
Basic	58,956,024	58,956,350	58,956,350	58,185,756
Diluted	58,956,024	58,956,350	58,956,350	58,185,756

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
	$	$	$	$
Sales	201,875	187,109	186,835	187,370
Cost of sales (i)	170,686	158,279	158,956	164,292
Gross profit	31,189	28,830	27,879	23,078

Selling, general and administrative expenses	17,508	16,676	18,321	18,729
Stock-based compensation expense	504	533	454	454
Research and development expenses	1,002	1,161	1,025	1,406
Financial expenses
Interest	8,561	6,453	6,705	6,417
Other (i)	(316)	(98)	3	(234)
Refinancing expense
Manufacturing facility closures, restructuring, strategic alternatives and other charges	1,330	4,415	2,369	10,095
	28,589	29,140	28,877	36,867

Earnings (loss) before income taxes (recovery)	2,600	(310)	(998)	(13,789)
Income taxes (recovery)	1,628	7,768	(428)	1,399
Net earnings (loss)	972	(8,078)	(570)	(15,188)

Earnings (loss) per share
Basic	0.02	(0.20)	(0.01)	(0.37)
Diluted	0.02	(0.20)	(0.01)	(0.37)

Weighted average number of common shares outstanding
Basic	40,986,940	40,986,940	40,986,940	40,986,057
Diluted	40,986,940	40,986,940	40,986,940	40,986,057

(i) As explained in the “Changes in Accounting Policies” section of this Management’s Discussion and Analysis, prompt payments discounts to suppliers have been reclassified from a reduction in other financial expenses to a reduction in cost of sales.  This reclassification does not change the reported net earnings (loss) of the Company.

November 10, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and related notes for the three months and nine months ended September 30, 2008.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Net earnings for the three months ended September 30, 2008 were $4.2 million or $0.07 per share, both basic and diluted, as compared to net earnings of $1.0 million or $0.02 per share, both basic and diluted for the same period in 2007.  Net earnings for the nine months ended September 30, 2008 totaled $7.0 million or $0.12 per share, both basic and diluted compared to a net loss of $7.7 million or ($0.19) per share, both basic and diluted for the same period in 2007.

Net earnings for the third quarter of 2008 improved compared to the net earnings for the second quarter of 2008, after excluding the second and third quarter income tax asset valuation allowance reversals.  Second quarter net earnings were $4.6 million, including $2.0 million related to the reversal of a previously recorded income tax asset valuation allowance.  The third quarter net earnings of $4.2 million include a $1.2 million income tax asset valuation allowance reversal. Several aspects of the business improved in the third quarter compared to the second quarter of 2008. The Company was able to recover cost increases for resin-based raw materials through higher selling prices. During the third quarter of 2008, the Company also increased its investment in the Tapes and Films Division’s finished goods inventories.  The Engineered Coated Products (“ECP”) Division substantially increased its sales and gross profits in the third quarter of 2008 compared to the second quarter of 2008.  Additionally, the Company continues to benefit from its cost reduction programs.

In September 2008, the Company acquired the exclusive North American rights to a patent pending automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of $5.5 million.  The assets acquired complement the Company’s product offerings and customer base as part of its ECP Division.

The Company expects the cost of resin-based raw materials to experience significant declines through the end of 2008.  Historically, declining costs for resin-based raw materials have dampened short-term demand for products made from these inputs, particularly stretch film, as distributors reduce their inventories in order to avoid holding high price product in a declining price environment.  Export sales activity has also been adversely impacted by the recent strengthening of the US dollar against most other world currencies.  Additionally, the fourth quarter of the year is traditionally a slower sales quarter for the Company.  Accordingly, sales volumes (units) for the fourth quarter of 2008 are expected to decline from third quarter levels.

Management believes that the Company is well positioned to weather the current global financial crisis. On March 27, 2008, the Company successfully refinanced its existing Senior Secured Credit Facility (the “Facility”) with a five-year $200.0 million asset-based loan (the “ABL”) entered into with a syndicate of financial institutions.  At September 30, 2008, the Company had unused availability under the ABL of approximately $44.8 million. The Company believes that it has the ability to generate sufficient cash flows, both in the long and short term, that, when coupled with its credit availability under the ABL, enables it to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

In accordance with the Company’s interest rate risk policy and in order to reduce its exposure to volatile interest rate fluctuations, the Company has entered into two interest rate swap agreements.  In September 2008, the Company entered into an interest rate swap agreement for a notional principal amount of $40.0 million maturing in September 2011.  In October 2008, the Company entered into a second interest rate swap agreement for a notional principal amount of $30.0 million maturing in October 2009.  Under the terms of these interest rate swap agreements, the Company receives, on a monthly basis, a variable interest rate and pays a fixed interest rate of 3.35% and 2.89%, respectively, plus the applicable premium on its ABL.

RESULTS OF OPERATIONS

As explained in “Changes in Accounting Policies”, prompt payments discounts to suppliers have been reclassified from a reduction in financial expenses to a reduction of cost of sales.  The reclassification does not change the reported net earnings (loss) of the Company.

SALES

Sales for the third quarter of 2008 were $202.0 million, a 2.3% improvement over sales for the second quarter of 2008 of $197.5 million. The sales dollar increase includes a 2.2% decrease in sales volumes (units).  Sales for the third quarter of 2008 were $202.0 million compared to $201.9 million for the third quarter of 2007.  This sales dollar increase includes a 7.6% decrease in sales volumes (units).  The decrease in sales volumes (units) in the third quarter of 2008 compared to the third quarter of 2007 is comprised of a 4.9% sales volume (units) decrease within the Tapes and Films Division and a 17.3% sales volume (units) decrease within the ECP Division.  The decrease within the ECP Division is primarily attributable to a decline in sales volumes (units) of lumber wrap sold to the construction industry.

Sales for the first nine months of 2008 were $584.0 million compared to $575.8 million for the same period in 2007, an increase of 1.4%.  This sales dollar increase includes a 5.6% decline in sales volume (units).  The sales increase for the first nine months of 2008 compared to the first nine months of 2007 is due to increased selling prices in response to rising resin-based raw material costs, offset in part by declines in demand within key markets of the ECP Division and overall slower economic growth in the first three quarters of 2008.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the third quarter of 2008 totaled $29.2 million at a gross margin of 14.5%, compared to gross profit of $31.2 million for the third quarter of 2007 at a gross margin of 15.5%.  The margin decline in the third quarter of 2008 compared to the third quarter of 2007 is due to rising resin-based raw material costs in 2008.  The Company has recovered most of these higher raw material costs in its selling prices but has not been able to also obtain a margin on many of the cost increases.  The decline in gross profit is attributable to the lower sales volumes (units) in the third quarter of 2008 compared to the third quarter of 2007.

The third quarter gross profit of $29.2 million at a gross margin of 14.5% represents a 10.8% improvement in gross profit and a 1.2% improvement in gross margin compared to the second quarter gross profit of $26.4 million at a gross margin of 13.3%.  The third quarter improvement is attributable to the higher gross margins achieved for Tapes and Film Division products, as well as ECP Division products and a reduction in unabsorbed manufacturing overheads.  The higher gross margins on products is attributable to selling price increases that allowed the Company to restore profit margins on products that had experienced margin compression during the second quarter of 2008, along with improved product mix.

Gross profit and gross margin for the first nine months of 2008 were $83.7 million and 14.3%, respectively, compared to $87.9 million and 15.3%, respectively, for the first nine months of 2007.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) were $17.5 million for the third quarter of 2008 (8.7% of sales), compared to $17.5 million for the third quarter of 2007 (8.7% of sales).  SG&A expenses for the nine months ended September 30, 2008 were $52.3 million (9.0% of sales) compared to $52.5 million (9.1% of sales) for the same period in 2007.

Included in SG&A expenses are the costs that the Company incurs as a result of being a public company.  These costs totaled $0.4 million and $1.1 million for the three months and nine months ended September 30, 2008, respectively, compared to $0.5 million and $1.7 million for the three months and nine months ended September 30, 2007, respectively.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense (“SBC”) for the third quarter of 2008 was $0.3 million compared to $0.5 million in the third quarter of 2007.  For the first nine months of 2008, SBC was $1.1 million compared to $1.5 million for the comparable period in 2007.

OPERATING PROFIT

Operating profit is defined by the Company as gross profit less SG&A and SBC expenses.  Operating profit is a non-GAAP financial measure that the Company is including as its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. The table below reconciles this non-GAAP financial measure with the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation.

Operating Profit Reconciliation (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2008	2007	2008	2007
	$	$	$	$
Gross Profit	29.2	31.2	83.7	87.9
Less: SG&A Expenses	17.5	17.5	52.3	52.5
Less: SBC Expense	0.3	0.5	1.1	1.5
Operating Profit	11.4	13.2	30.3	33.9

Operating profit was $11.4 million for the third quarter of 2008 compared to $13.2 million for the third quarter of 2007.  Operating profit for the nine months ended September 30, 2008 totaled $30.3 million compared to $33.9 million for the nine months ended September 30, 2007.  The decrease in operating profits for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007 is due to the lower gross profits in 2008.

FINANCIAL EXPENSES

Financial expenses for the third quarter of 2008 were $5.0 million compared to $8.2 million for the third quarter of 2007, a 39.0% decrease. Financial expenses for the first nine months of 2008 were $14.0 million compared to $21.3 million for the same period in 2007, a decrease of 34.3%.  The decrease in financial expenses is due to (i) lower interest expense in the first three quarters of 2008 as part of  the reduced debt levels of the Company, including a $60.9 million reduction in September and October 2007 from the Company’s rights offering proceeds, (ii) lower interest expense in the first three quarters of 2008 resulting from lower interest rates from the refinancing discussed below,, (iii) a foreign exchange gain of approximately $0.9 million including approximately $1.1 million reclassified from other comprehensive income (loss) during the second quarter of 2008, resulting from a partial repayment of long-term notes made to the Company’s Portuguese subsidiary and the related reduction of net investment in this subsidiary, and iv) reduction in amortization charge of debt issue expenses, which were written-off as a result of the Company’s debt refinancing discussed below.

REFINANCING EXPENSE

Included in the first quarter of 2008 is a $6.0 million refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on the settlement of two interest rate swap agreements.  This loss was reclassified from other comprehensive income (loss) as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expense incurred in connection with securing the Facility in 2004.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  The Company defines adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges.  Other companies in the Company’s industry may calculate EBITDA and adjusted EBITDA differently than the Company does.

EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA and adjusted EBITDA are used by management in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss) – as reported	4.2	1.0	7.0	(7.7)
Add back (deduct): Financial expenses, net of amortization	4.7	6.3	13.1	18.8
Refinancing expense, net of amortization			2.9
Income taxes (recovery)	0.8	1.6	(1.0)	8.9
Depreciation and amortization	9.1	10.8	30.4	28.6
EBITDA	18.8	19.7	52.4	48.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1.3		8.1
Adjusted EBITDA	18.8	21.0	52.4	56.7

The decrease in adjusted EBITDA for the three months and nine months ended September 30, 2008 compared to the corresponding periods in 2007 is due to the reduced gross profits of the Company in 2008.

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world.  As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company previously implemented.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim consolidated financial statements.  For the nine months ended September 30, 2008 the Company has an estimated effective income tax rate of approximately 37.0% excluding reductions in the income tax asset valuation allowance.  Due to improvement in the financial performance of the Company’s ECP business based in Truro, Nova Scotia, the Company expects to be able to take advantage of certain income tax planning strategies.  These strategies will allow the Company to retain a portion of the value of the expiring losses.  Accordingly, an initial $2.0 million reduction in the Company’s income tax asset valuation allowance was included in earnings for the second quarter of 2008 and an additional $1.2 million reduction in the Company’s income tax asset valuation allowance is included in earnings for the third quarter of 2008. The tax planning will be finalized during the fourth quarter of 2008.  Both the current financial performance and future expectations regarding the financial performance of the ECP business based in Truro, Nova Scotia will be the most significant factor in assessing the effectiveness of the tax planning in retaining expiring net operating loss carry forwards.

For the nine months ended September 30, 2007 the Company recorded a $6.3 million increase to its income tax asset valuation allowance.  The Company also incurred substantial non-deductible expenses associated with the strategic alternatives process during the first nine months of 2007.  The combined impact of these two tax consequences was that the Company recorded income tax expense of approximately $9.0 million.

NET EARNINGS

Net earnings for the third quarter of 2008 were $4.2 million or $0.07 per share, both basic and diluted, compared to net earnings of $1.0 million or $0.02 per share, both basic and diluted, for the third quarter of 2007.  Net earnings for the nine months ended September 30, 2008 totaled $7.0 million or $0.12 per share, both basic and diluted, compared to a net loss of $7.7 million or $0.19 per share, both basic and diluted, for the same period in 2007.

RESULTS OF OPERATIONS-TAPES AND FILMS DIVISION

Sales for the Tapes and Films (“T&F”) Division for the third quarter of 2008 totalled $161.4 million, a 3.1% increase compared to $156.6 million for the third quarter of 2007.  Sales volumes (units) decreased 4.9% for the third quarter of 2008 compared to the third quarter of 2007.  Sales for the third quarter of 2008 increased 1.2% compared to the second quarter of 2008, despite a sales volume (units) decrease of 3.1%.  The T&F Division was successful in achieving meaningful selling price increases after competitive pressures had limited the T&F Division’s ability to achieve selling price increases in the second quarter of 2008.

Sales for the T&F Division for the first nine months of 2008 totalled $469.6 million compared to $454.7 million for the first nine months of 2007, a 3.3% increase.  Sales volumes (units) for the first nine months of 2008 declined 3.8% compared to the first nine months of 2007.  The decline in sales volumes (units) is due, at least in part, to economic weakness in the United States.

T&F Division gross profits for the third quarter of 2008 totalled $23.6 million at a gross margin of 14.6% compared to $25.1 million at a gross margin of 16.0% for the third quarter of 2007.  The gross profit and gross margin declines in the third quarter of 2008 compared to the third quarter of 2007 were due in part to rising resin-based raw material costs, higher transportation costs to customers and increased energy costs to operate the T&F Division’s manufacturing facilities.  While many of these cost increases were recovered through selling price increases, the T&F Division was not always able to earn additional margin on these higher costs.  As discussed, the T&F Division increased its investment in finished goods inventories during the third quarter.  .

The T&F Division’s gross profits and gross margins for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 were $70.2 million (15.0%) and $74.6 million (16.4%), respectively.  The decrease in gross profits and gross margins for the first nine months of 2008 is primarily due to the decline in sales volume. Contributing to the decrease in gross profits and gross margin was the inability at various points in the first nine months of the year to raise selling prices to a level that recovers the cost increases described above.  In addition, the T&F Division has not always been able to earn additional margin on the higher costs.

The T&F Division’s EBITDA for the third quarter of 2008 was $15.8 million compared to $17.9 million for the third quarter of 2007.  The T&F Division’s EBITDA for the nine months ended September 30, 2008 and 2007 was $47.0 million and $52.4 million, respectively.  The decline in reported EBITDA for the third quarter of 2008 and the nine months ended September 30, 2008 is attributable to the decreases in gross profits.

RESULTS OF OPERATIONS-ECP DIVISION

Sales for the ECP Division for the third quarter of 2008 totalled $40.6 million, compared to $45.3 million for the third quarter of 2007.  Sales volumes decreased 17.3% for the third quarter of 2008 compared to the third quarter of 2007.  The unit decline was mitigated by selling price increases and product mix changes.  Sales volumes increased 1.4% compared to the second quarter of 2008. The sequential quarterly sales volume increase was primarily due to seasonal improvement in the sale of products to the residential construction and agriculture markets.

Sales for the ECP Division for the first nine months of 2008 totalled $114.4 million compared to $121.1 million for the first nine months of 2007, a 5.5% sales decrease.  Sales volumes for the first nine months of 2008 declined 12.9% compared to the first nine months of 2007.  The decline in sales volumes is due to the decline in sales of products to the construction market.

ECP Division gross profits for the third quarter of 2008 totalled $5.6 million at a gross margin of 13.8% compared to $6.1 million at a gross margin of 13.5% for the third quarter of 2007.  The gross profit and gross margin improvement in the third quarter of 2008 compared to gross profit and gross margin of $3.5 million (9.2%) in the second quarter of 2008 resulted partially from the increase in sales volumes but most significantly from improved product mix. The ECP Division has introduced several new high-value products in recent quarters.

ECP Division gross profits and gross margins for the nine months ended September 30, 2008 and 2007 were $13.5 million (11.8%) and $13.3 million (11.0%), respectively.  The gross profit and gross margin improvement for 2008 resulted from increased selling prices and improved product mix.  Results for all periods reported reflect the continued softness in the residential construction market.

The ECP Division’s EBITDA for the third quarter of 2008 was $3.8 million compared to $4.2 million for the third quarter of 2007 and $1.5 million for the second quarter of 2008. The EBITDA improvement in the third quarter of 2008 compared to the EBITDA for the second quarter of 2008 was due to the higher gross profits discussed above.

The ECP Division’s EBITDA for the nine months ended September 30, 2008 and 2007 was $7.5 million for both periods.  The Division was able to sustain the EBITDA in 2008 compared to 2007 despite a 12.9% sales volume decrease due to increased selling prices and improved product mix.

The distribution rights agreement for the automatic wrapping system will be an addition to the ECP Division.

RESULTS OF OPERATIONS-CORPORATE

The Company does not allocate manufacturing facility closures, restructuring, strategic alternatives and other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation expense and the cost of being a public company.  The unallocated corporate expenses for the nine months ended September 30, 2008 and 2007 totalled $2.2 million and $3.1 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for letters of credit issued and outstanding, which are discussed in the section entitled “Long-Term Debt and Derivative Financial Instruments”.

RELATED PARTY TRANSACTIONS

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis for the three and six months periods ended June 30, 2008. Reference is made to the section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis for the three months and six months ended June 30, 2008.

FINANCIAL POSITION

Trade receivables increased $17.2 million between December 31, 2007 and September 30, 2008.  The increase was due to higher sales in September 2008 compared to December 2007 and stronger year-end cash collections as compared to late September 2008. Inventories increased by $13.5 million between

December 31, 2007 and September 30, 2008.  The increase includes $13.7 million of additional work-in-process and finished goods inventories and a $0.1 million decrease in raw materials inventories. The higher work-in-process and finished goods inventories reflect the higher cost of materials.  Raw materials were virtually unchanged from year-end despite the higher cost of materials in 2008 because the Company pre-bought raw materials at December 31, 2007 and did not do so at September 30, 2008. Accounts payable and accrued liabilities increased by $7.9 million between December 31, 2007 and September 30, 2008, including $1.5 million representing the balance on the purchase price paid in connection with the Company’s acquisition of the distribution rights for the automatic wrapping system.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $14.8 million for the third quarter of 2008 compared to $14.4 million for the third quarter of 2007.  Changes in non-cash working capital items used $5.6 million in cash flows for the three months ended September 30, 2008 compared to using $6.8 million in cash flows during the same three month period in 2007.

The increase in cash flows from operating activities before changes in non-cash working capital items in the third quarter of 2008 compared to the third quarter of 2007 is the result of improved profitability.  The increased use of cash flows reflected in changes in non-cash working capital items in the third quarter of 2008 compared to the third quarter of 2007 was the result of increased trade receivables and inventories mitigated by increased accounts payable and accrued liabilities in the third quarter of 2008.

Cash flows from operations before changes in non-cash working capital items was $36.5 million for the nine months ended September 30, 2008 compared to $30.0 million for the nine months ended September 30, 2007.  Changes in non-cash working capital items used $27.9 million in cash flows for the nine months ended September 30, 2008 compared to using $8.3 million in cash during the same nine month period in 2007.

Cash flows used in investing activities were $11.9 million in the three months ended September 30, 2008 and $18.2 million for the nine months ended September 30, 2008.  This compares to $3.6 million and $13.6 million in cash flows used in investing activities in the three months and nine months ended September 30, 2007, respectively.  The increase in cash flows used in investing activities for the nine months ended September 30, 2008 compared to the corresponding period in 2007 is due to increased capital expenditures and payments made in connection with the Company’s acquisition of the distribution rights and related assets for the patented automatic wrapping system.  Capital expenditures for property, plant and equipment for the first nine months of 2008 and 2007 were $18.0 million and $12.5 million, respectively.

The Company increased total indebtedness during the three months ended September 30, 2008 by $3.4 million compared to decreasing total indebtedness by $51.2 million during the three months ended September 30, 2007.  Total indebtedness increased during the nine months ended September 30, 2008 by $8.2 million and compared to a decrease of $63.6 million during the nine months ended June 30, 2007.  The increase in indebtedness in 2008 results primarily from $7.8 million in borrowings by the Company’s Portuguese subsidiary, a portion of which was used to repay long-term notes that the Company had made to the subsidiary.

The rapid escalation in the cost of resin-based raw materials significantly increased the Company’s working capital requirements.  This manifested itself through higher inventory values at all stages of completion, increased quantities of raw materials on hand and increased levels of trade receivables as the Company raises selling prices to recover the higher material costs.  Prices for resin-based raw materials peaked in August 2008 and began to decline in September 2008.  The Company expects the prices for these resin-based raw materials to continue to decline significantly throughout the remainder of 2008.  During the fourth quarter of 2008, the Company is working to reduce its inventories on hand in response to these declining raw material prices as well as the softening of demand for the Company’s products.

LONG-TERM DEBT AND FINANCIAL DERIVATIVES

On March 27, 2008, the Company successfully refinanced its existing Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The Facility included a US$52.0 million five-year revolving credit facility available in US dollars and a US$8.0 million five-year revolving credit facility available in Canadian dollars.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and machinery and equipment.

Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company’s unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge to the ABL lenders subordinated to a maximum of $35.0 million of real estate mortgage financing. During the third quarter of 2008 the Company secured approximately $1.8 million of real estate mortgage financing.

 In September 2008, the Company entered into an interest rate swap agreement for a notional principal amount of $40.0 million maturing in September 2011.  In October 2008, the Company entered into a second interest rate swap agreement for a notional principal amount of $30.0 million maturing in October 2009.  Under the terms of these interest rate swap agreements, the Company receives, on a monthly basis, a variable interest rate and pays a fixed interest rate of 3.35% and 2.89%, respectively, plus the applicable premium on its ABL.

At September 30, 2008, the Company had borrowed $119.1 million under its ABL, including $2.7 million in letters of credit. As at December 31, 2007, $2.1 million had been borrowed under the revolving line of credit portion of the Facility, all of which consisted of letters of credit.  When combined with cash, the Company’s cash and credit availability totalled $55.7 million as at September 30, 2008.  The decline in cash and credit availability at September 30, 2008 compared to December 31, 2007 is as a result of replacing the Facility, including its $60.0 million line of credit, with the ABL, which sets the maximum borrowings available to the Company using a borrowing base calculation.  Cash and credit availability improved $4.2 million between June 30, 2008 and September 30, 2008.

DISTRIBUTION RIGHTS PURCHASE AGREEMENT

In September 2008, the Company acquired the exclusive North American rights to a patent pending automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of $5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments.  Additional considerations or penalties are to be paid based on these commitments.  However, within the first two years of the purchase agreement, the automatic wrapping system must achieve certain market acceptance parameters or the Company has the right to renegotiate the future performance commitments with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, then the future performance commitments will not be binding on the Company. As at September 30, 2008, the Company i) was not in a position to determine, beyond a reasonable doubt, the outcome of its commitment and ii)

concluded that the vendor retains future performance obligations under the provisions of the agreement.  Accordingly, the Company will account for these contingencies upon their resolution.

CONTRACTUAL OBLIGATIONS

At September 30, 2008, except for the refinancing of the Facility, the settlement of the Company’s previous interest rate swap agreements, which occurred in the first quarter of 2008, new borrowings of approximately $7.8 million in the second quarter of 2008 by the Company’s Portuguese subsidiary, the $1.8 million mortgage financing obtained in September 2008 and the execution in September 2008 of the new interest rate swap agreement, all of which are discussed elsewhere in this MD&A and interim consolidated financial statements for the three months and nine months ended September 30, 2008, there were no material changes in the contractual obligations set forth in the Company’s 2007 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at September 30, 2008 there were 58,951,350 common shares of the Company outstanding. During the first nine months of 2008, 200,000 stock options were granted, and no stock options were exercised.

CURRENCY RISK

As disclosed in Note 12 to the accompanying interim consolidated financial statements, the Company employs significant net assets in its foreign Canadian self-sustaining operations and to a lesser degree in its foreign European self-sustaining operations. Accordingly, changes in the exchange rates between the respective functional currencies of the these operations and the Company US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s consolidated other comprehensive income (loss).

Additionally, the Company is subject to foreign exchange rates risks through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earnings the revenues or incurring the expenses.  Changes in the exchange rates may result in decreases or increases in foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the period.  Until recently, the Company has not used derivative financial instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.  In November 2008, and in accordance with the Company’s foreign exchange rates risk policy, the Company executed a series of twelve monthly forward foreign exchange rates contracts (the “Contracts”) to purchase an aggregate CDN$20.0 million beginning in February 2009, at fixed exchange rates ranging from CDN$1.1859 to CDN$1.1826 to the US dollar.  The Contracts will mitigate foreign exchange rates risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as a cash flow hedge, effectively mitigating the cash flow risk associated with the settlement of the Purchases.

Finally, and in accordance with the Company’s foreign exchange rates risk management policy, the Company is currently reviewing the extent of using similar forward foreign exchange rate contracts to cover additional inventory purchases, undertaken by the Company’s U.S. operations, for a maximum amount $CAD45.0 million. As part of this ongoing review process, the Company obtains quotes from its primary lender and performs sensitivity analysis and risk modeling for possible fluctuations to the underlying foreign exchange rates.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amount of revenues and expenses during the reporting period.  On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserves for slow moving and unmarketable inventories, income taxes, impairment of long-lived assets and goodwill based on currently available information.  Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates and their effect on the Company’s results of operations and financial position for the year ended December 31, 2007 can be found in the Company’s 2007 Annual Report and have not materially changed since that date.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 “Inventories”, 1535, “Capital Disclosures”, 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.

Effective April 1, 2008, the Company adopted the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors.

Section 3031 provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.  In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exists, the amount of the write down is to be reversed.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital.

Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how those risks are managed.

EIC-144 provides that cash consideration received from a vendor is presumed to be a reduction of the price of the vendor’s products and services and should therefore be characterized as a reduction in cost of sales and related inventory when recognized in the customer’s income statement and balance sheet.  EIC-144 requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s consolidated earnings.  Accordingly, the Company retroactively reclassified approximately $0.5 million for the three months ended March 31, 2008, and $0.4 million and $1.3 million for the three and nine months ended September 30, 2007, respectively, of prompt payment discounts historically included in financial expenses as a reduction of cost of sales.  These reclassifications do not change the Company’s reported earnings.

All other forms of considerations received from vendors, including, but not limited to, sales incentives, discounts, coupons, rebates and price reductions, were previously recorded by the Company as a reduction of cost of sales in accordance with EIC-144. Historically, the Company did not apply EIC-144 with respect to prompt payment discounts since the related amounts were determined to be not significant to the consolidated financial statements.  However, in light of the rapidly increasing raw material prices during the first eight months of 2008, the balances eligible for prompt pay discounts have increased substantially.

Readers should refer to Note 2 to the interim consolidated financial statements for the three months and nine months ended September 30, 2008 for more information regarding the adoption of these standards.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” the Company has filed certificates signed by the Executive Director and Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements.  The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  No such changes were identified through their evaluation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Information Request Form
I would like to ❑ receive or ❑ continue receiving financial information on Intertape Polymer Group Inc.
Name: Title: Firm: Address: Province/State: Postal Code/Zip: Telephone: Fax: Email:
Please send me now on a regular basis. (Please indicate number of copies requested) ❑ Annual Reports Quantity: ❑ Fax Updates (Press releases only) Quantity:

Please indicate your occupation:

❑ Investment Dealer                    ❑ Analyst                 Please Fax a copy of this        9999 Cavendish Blvd., Suite

❑ Institution/Corporation              ❑ Journalist              page to:                                   200, Ville St. Laurent,

❑ Institutional Broker                   ❑ Retail Broker         The Secretary                         Montreal, Quebec Caada,

❑ Institutional Investor                 ❑ Shareholder          Intertape Polymer Group Inc.  H4M 2X5

❑ Investment Banker                   ❑ Other                     Fax: 941-727-3798                  Investor Relations

Toll Free: 866-202-4713

www.intertapepolymer.com

Consolidated Earnings

Periods ended September 30, 2008

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
		$	$	$
Sales	201,978	201,875	584,013	575,819
Cost of sales	172,772	170,686	500,280	487,921
Gross profit	29,206	31,189	83,733	87,898

Selling, general and administrative expenses	17,490	17,508	52,315	52,505
Stock-based compensation expense	348	504	1,098	1,491
Research and development expenses	1,334	1,002	4,303	3,188
Financial expenses
Interest	4,230	8,561	14,553	21,719
Other	806	(316)	(523)	(411)
Refinancing (Note 9)			6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges (Note 8)		1,330		8,114
	24,208	28,589	77,777	86,606
Earnings before income taxes (recovery)	4,998	2,600	5,956	1,292
Income taxes (recovery) (Note 4)	779	1,628	(1,038)	8,968
Net Earnings (loss)	4,219	972	6,994	(7,676)

Earnings (loss) per share
Basic	0.07	0.02	0.12	(0.19)
Diluted	0.07	0.02	0.12	(0.19)

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information on consolidated earnings.

Consolidated Deficit

Periods ended September 30, 2008

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
	$	$		$
Balance, beginning of period	(64,959)	(67,737)	(67,482)	(59,532)
Cumulative impact of accounting changes relating to financial instruments and hedges				443
Cumulative impact of accounting changes relating to inventories (Note 2)			(252)
Balance, beginning of period, as restated	(64,959)	(67,737)	(67,734)	(59,089)
Net earnings (loss)	4,219	972	6,994	(7,676)
Balance, end of period	(60,740)	(66,765)	(60,740)	(66,765)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Comprehensive Income (Loss)

Periods ended September 30, 2008

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss)	4,219	972	6,994	(7,676)
Other comprehensive income:
Change in fair value of interest rate swap agreements, designed as cash flow hedges (net of future income taxes of $105 and $680 for the three and nine months ended September 30, 2008, respectively; $534 and $400 for the three and nine months ended September 30, 2007, respectively)	179	(910)	(1,158)	(680)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of future income taxes of $1,080) (Note 9)			1,840
Reduction of net investment in a subsidiary			(1,143)
Change in accumulated currency translation adjustments	(6,401)	10,952	(9,356)	26,954
Other comprehensive income (loss)	(6,222)	10,042	(9,817)	26,274
Comprehensive income (loss)	(2,003)	11,014	(2,823)	18,598

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

Periods ended September 30, 2008

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
OPERATING ACTIVITIES
Net earning (loss)	4,219	972	6,994	(7,676)
Non-cash items
Depreciation and amortization	9,081	10,832	27,306	28,559
(Gain) loss on disposal of property, plant and equipment	304	(45)	207	107
Property, plant and equipment impairment and other charges in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges		1,373		1,373
Write off of debt issue expenses in connection with debt refinancing (Note 9)			3,111
Future income taxes	1,153	1,275	(990)	7,978
Stock-based compensation expense	349	504	1,099	1,491
Pension and post-retirement benefits funding in excess of amounts expensed	(340)	(524)	(1,240)	(1,852)
Cash flows from operations before changes in non-cash working capital items	14,766	14,387	36,487	29,980
Changes in non-cash working capital items
Trade receivables	(5,100)	(4,737)	(18,349)	(12,191)
Other receivables	231	(535)	(460)	(28)
Inventories	(4,713)	(382)	(16,043)	(9,784)
Parts and supplies	(283)	(87)	(638)	(660)
Prepaid expenses	(270)	(106)	17	214
Accounts payable and accrued liabilities	4,560	(906)	7,620	14,133
	(5,575)	(6,753)	(27,853)	(8,316)
Cash flows from operating activities	9,191	7,634	8,634	21,664

INVESTING ACTIVITIES
Property, plant and equipment	(8,972)	(3,530)	(17,964)	(12,467)
Proceeds on the disposal of property, plant and equipment	8	81	3,122	957
Other assets	(260)	(183)	(684)	(1,833)
Intangible assets (Note 10)	(2,637)		(2,637)
Goodwill				(300)
Cash flows from investing activities	(11,861)	(3,632)	(18,163)	(13,643)

FINANCING ACTIVITIES
Net change in bank indebtedness		(4,947)		53
Long-term debt	9,622	7	136,211	194
Debt issue expenses		(2,302)		(2,302)
Repayment of long-term debt	(6,187)	(46,210)	(127,999)	(63,861)
Settlement of interest rate swap agreements (Note 9)			(2,643)
Proceeds from shareholders’ rights offering		45,878		45,878
Cash flows from financing activities	3,435	(7,574)	5,569	(20,038)
Net increase (decrease) in cash	765	(3,572)	(3,960)	(12,017)
Effect of foreign currency translation adjustments	(621)	298	(632)	798
Cash, beginning of period	10,793	9,354	15,529	17,299
Cash, end of period	10,937	6,080	10,937	6,080

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,937	15,529
Trade receivables	108,589	91,427
Other receivables	3,325	2,970
Inventories	113,017	99,482
Parts and supplies	13,836	13,356
Prepaid expenses	3,453	3,522
Future income taxes	11,231	11,231
	264,388	237,517
Property, plant and equipment	304,763	317,866
Other assets	23,590	23,176
Derivative financial instruments	284
Intangible assets (Note 10)	4,137
Future income taxes	52,991	53,990
Goodwill	68,509	70,250
	718,662	702,799

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	96,811	88,866
Instalments on long-term debt	729	3,074
	97,540	91,940
Long-term debt (Note 9)	253,285	240,285
Pension and post-retirement benefits	9,818	9,765
Derivative financial instruments		799
	360,643	342,789
SHAREHOLDERS’ EQUITY
Capital stock	348,160	348,174
Contributed surplus	12,954	11,856

Deficit	(60,740)	(67,482)
Accumulated other comprehensive income (Note 7)	57,645	67,462
	(3,095)	(20)
	358,019	360,010
	718,662	702,799

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited interim consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at September 30, 2008 as well as its results of operations and cash flows for the three and nine months ended September 30, 2008 and 2007.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2007 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes thereto follow the same accounting policies as the most recent annual consolidated financial statements except as described in Note 2.

2 - ACCOUNTING CHANGES

On January 1, 2008, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 “Inventories”, 1535, “Capital Disclosures”, 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.

Effective April 1, 2008, the Company adopted the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payments discounts received from its vendors.

Inventories

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the period in which they are incurred. In addition, the new section requires inventories to be  measured at the lower of cost or net realizable value disallows the use of a last-in first-out inventory costing methodology and requires that, when circumstances which previously caused inventories to be written down below cost no longer exists, the amount of the write down is to be reversed. The new standard also requires additional disclosures including the accounting policy adopted in measuring inventories, the carrying amount of inventories, amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The transitional provision of this section requires that any adjustment of the previous carrying amount of inventories is recognized as an adjustment of the opening balance of retained earnings (deficit) at the beginning of the fiscal year of initial application. The financial statements of prior fiscal years are not restated.

The adoption of this new standard resulted in the following changes as at January 1, 2008: a $0.3 million increase in deficit, a $0.4 million decrease to inventories, a $0.1 million increase of future income tax asset.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

Capital Management and Financial Instruments Disclosures and Presentation

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed. This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital, as well as the entity’s compliance with externally imposed capital requirements.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed to and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. These Sections replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

The results of the implementation of these new standards are included in Note 12 and had no impact on the Company’s consolidated financial results, position and cash flows.

Prompt Payments Discounts received from Vendors

EIC-144 provides that cash consideration received from a vendor is presumed to be a reduction in cost of sales and related inventory when recognized in the customer’s income statement and balance sheet. This EIC requires that consideration given to a customer by a vendor in the form of prompt payments discounts, be classified as a reduction of cost of sales in the customer’s statement of earnings. Accordingly, the Company retroactively reclassified approximately $0.5 million for the three months ended March 31, 2008, and $0.4 million and $1.3 million for the three months and nine months ended September 30, 2007 of prompt payments discounts historically included within financial expenses as a reduction of cost of sales. These reclassifications do not change the Company’s reported earnings (loss) for the periods previously reported.

All other forms of considerations received from vendors, including, but not limited to, sales incentives, discounts, coupons, rebates and price reductions, were previously recorded by the Company as a reduction of cost of sales in accordance with this EIC. Historically, the Company did not apply this EIC with respect to prompt payments discounts since the related amounts were determined to be not significant to the consolidated financial statements. However, in light of rapidly increasing raw material prices and the Company’s increasing practice to take full advantage of prompt payments discounts offered by its vendors, such amounts have become significant in the determination of the Company’s financial results for the period.

3 - PENSION AND POST-RETIREMENT BENEFITS

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
Net periodic benefit cost for defined benefit pension plans	452	776	1,362	1,879

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

4 - INCOME TAXES

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
Current	(374)	353	(48)	990
Future – valuation allowance reversal	(1,241)		(3,240)	6,300
Future – other	2,394	1,275	2,250	1,678
	779	1,628	(1,038)	8,968

Due to improvement in the financial performance of the Company’s Engineered Coated Products Division, the Company expects to be able to take advantage of certain income tax planning strategies. These strategies will allow the Company to retain a portion expiring losses. Accordingly, a $2.0 million and $1.2 million reduction in the Company’s income tax asset valuation allowance are included in the determination of earnings (loss) for the nine months ended September 30, 2008, the latter of which, was recorded during the three months ended September 30, 2008.

In 2007, the Company had recorded a $6.3 million increase to its income tax asset valuation allowance reflecting the expectation that certain Canadian net operating losses expiring in 2008 would not be realized.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
Interest
Interest on long-term debt	4,119	6,580	13,825	19,366
Amortization of debt issue expenses on long-term debt	261	1,721	793	2,198
Interest on credit facilities		159	244	244
Amortization of debt issue expenses on credit facilities		251	141	361
Interest capitalized to property, plant and equipment	(150)	(150)	(450)	(450)
	4,230	8,561	14,553	21,719

Other
Foreign exchange gain resulting from the reduction of net investment in a subsidiary			(1,143)
Foreign exchange loss (gain)	289	(471)	247	(1,011)
Interest income and other	517	155	373	600
	806	(316)	(523)	(411)

Refinancing (Note 9)
Write-off of debt issue expenses in connection with debt refinancing			3,111
Settlement of interest rate swap agreements			2,920
			6,031

Depreciation of property, plant and equipment	8,795	8,817	26,296	25,781
Amortization of other deferred charges	25	43	76	220

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

6 - CAPITAL STOCK

During the nine months ended September 30, 2008 200,000 stock options were granted and none were exercised.

The Company’s shares outstanding as at September 30, 2008, December 31, 2007 and September 30, 2007 were 58,951,350, 58,956,350 and 40,986,940, respectively.

Weighted average number of common shares outstanding:

	Three months		Nine months
	2008	2007	2008	2007

Basic	58,956,024	40,986,940	58,956,241	40,986,940
Diluted	58,956,024	40,986,940	58,956,241	40,986,940

The Company did not declare or pay dividends during the nine months ended September 30, 2008 or the nine months ended September 30, 2007.

Contributed Surplus

During the three months and nine months ended September 30, 2008, the contributed surplus account increased by approximately $0.3 million and $1.1 million, respectively, corresponding to the stock-based compensation expense recorded for these periods.

7 - ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
Balance, beginning of period	63,867	53,511	67,462	36,141
Fair value of interest rate swap agreements, designated as cash flow hedges, resulting from the initial application of accounting for hedges				1,138
Balance, beginning of period, as restated	63,867	53,511	67,462	37,279
Other comprehensive income (loss) for the period	(6,222)	10,042	(9,817)	26,274
Balance, end of period	57,645	63,553	57,645	63,553

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

7- ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

The components of other comprehensive income are as follows:

	September 30, 2008	December 31, 2007
	$	$
Accumulated currency translation adjustment	57,466	67,965
Fair value of interest rate swap agreements designated as cash flow hedges resulting from the initial application for accounting for hedges		1,139
Change in fair value of interest rate swap agreements	179	(1,641)
Accumulated other comprehensive income	57,645	67,462

8 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES

     AND OTHER CHARGES

Nine months ended September 30, 2008

During the nine months ended September 30, 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company has substantially completed all announced activities, as described in its consolidated financial statements as at and for the year ended December 31, 2007. During the first nine months of 2008, the Company settled, in cash, previously recorded obligations relating to these activities amounting to approximately $1.1 million. As at September 30, 2008, the Company’s outstanding obligation in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $1.5 million.

Nine months ended September 30, 2007

In the first quarter of 2007, the Company recorded manufacturing facility closures, strategic alternatives and other charges totalling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006. In addition, the Company incurred approximately $0.9 million in costs supporting its strategic alternatives process and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

During the second quarter of 2007, the Company incurred approximately $4.4 million in manufacturing facility closure, restructuring, strategic alternatives and other charges, the majority of which related to the strategic alternatives process.

During the third quarter of 2007, the Company incurred approximately $1.3 million in manufacturing facility closure, restructuring, strategic alternatives and other charges, primarily related to the accelerated recognition of the balance of its former interim CEO’s pension obligation and stock-based compensation expense.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

9 - LONG-TERM DEBT

Refinancing

On March 27, 2008, the Company successfully refinanced its entire Senior Secured Credit Facility (the “Facility”), which included the Company’s revolving credit facility and term loan, with a five-year year, $200.0 million, Asset Based Loan (the “ABL”) entered into with a syndicate of financial institutions.

In connection with this refinancing, the Company has reported a refinancing charge amounting to approximately $6.0 million comprised of $3.1 million representing the write-off of debt issue expenses incurred in connection with the issuance and subsequent amendments of the Facility and $2.9 million representing the settlement of the interest rate swap agreements, designated as a flow hedge, as described in Note 12.

In securing the ABL the Company incurred debt issue expenses amounting to approximately $2.7 million primarily comprised from approximately $1.3 million paid to the primary lender and approximately $1.4 million representing professional and other fees. These expenses were capitalized as part of other assets, on the Company’s consolidated balance sheet, and are amortized over a period of five years using the straight-line method.

The ABL bears interest at LIBOR plus a premium varying between 150 and 225 basis points depending on the loan’s remaining availability.  The loan premium remained unchanged and fixed at 175 basis points up to and including September 2008. The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate thereby subordinating the negative pledge to the ABL lenders up to $35.0 million of the real estate financing secured.

As at September 30, 2008, the Company’s unused availability under the ABL amounted to $44.8 million.  The ABL is secured by a first priority lien on Company’s, and substantially all of its subsidiaries, trade receivables, inventories and property, plant and equipment with a carrying amount of approximately $104.0 million, $109.0 million and $287.0 million, respectively as at September 30, 2008.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including its ABL, the Company entered into an interest rate swap agreement designated as a cash flow hedge. The interest rate swap agreement, as well as the Company’s interest rate risk policy, are described in Note 12.

Term loan

In the third quarter of 2008, the Company’s Portuguese wholly-owned subsidiary entered into a long-term loan agreement, bearing interest at a rate of Euribor plus 75 basis points. Under the terms of the agreement, interest monthly payments are required for the first two years, followed by eight semi-annual principal payments; with the first principal payment scheduled for November 2009.  As at September 30, 2008, $7.8 million had been borrowed.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

9 – LONG-TERM DEBT (CONTINUED)

Mortgage loan

On September 29, 2008, the Company obtained a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida. The mortgage is for a period of 20 years, bearing interest at 7.96%, and thereafter, the applicable interest rates will adjust every three years to a 3.55% spread over the 10-year Interest Rate Swaps published in the Daily release of the Federal Reserve. The mortgage requires monthly payments of principal and interest.

10 - INTANGIBLE ASSETS

During the three months ended September 30, 2008, the Company entered into the Asset Purchase Agreement (the “Agreement”). Under the Agreement the Company acquired a group of assets (the “Group”) for total consideration of $5.5 million (the “Purchase Price”). The Group comprised both tangible and intangible assets primarily consisting of machines, distribution rights and customer contracts. Under the distribution rights, the Company committed to distribute and sell manufacturing machines and technology and attain specific thresholds in this respect over a period of 61 months terminating in September 2013 (the “Commitment”). The assets acquired complements the Company’s product offerings and customer base as part of its Engineered Coated Products Division.

The Purchase Price amounting to $5.5 million, of which $4.0 million was paid in cash, and the balance of $1.5 million, is included in the Company’s accounts payable and accrued liabilities on its consolidated balance sheet as at September 30, 2008.

The Agreement provides for additional considerations or penalties to be paid based on the Company’s Commitment.  However, within the first two years of the Agreement, the automatic wrapping system must achieve certain market acceptance parameters or the Company has the right to renegotiate the Commitment with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, and if the vendor remain unable to resolve the issues to the satisfaction of the Company, then the Commitment will be relieved. Accordingly, as at September 30, 2008, the Company i) was not in the position to determine, beyond a reasonable doubt, the outcome of its Commitment and ii) concluded that the vendor retains future performance obligations under the provisions of the Agreement. Accordingly, the Company will account for these contingencies upon their resolution. At this time, these contingencies will account for as follows:

–

in the outcome that the Company meets its Commitment, such future payments will be included as part of the cost of the machines acquired, or

–

in the outcome that the Company’s fails to meet its Commitment, such future payments, constituting performance penalties, will be included in the determination of net earnings (loss) for the period.

The Company is required to independently determine the fair value of each of the assets acquired in the Group. The Purchase Price paid will be then allocated to each asset acquired, on a pro rata basis, as a function of the assets relative fair value. In determining the individual fair values of the assets included in the Group, the Company’s management makes assumptions and estimates and, if necessary, obtains third-party independent valuations (the “Process”).

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

10-

INTANGIBLE ASSETS (CONTINUED)

Due to the proximity of the Agreement closing date and the publication of these interim consolidated financial statements as at and for the three months and nine months ended September 30, 2008; the Company did not complete the Process. Accordingly, the allocation of the Purchase Price to the assets included in the Group, based on their relative fair values, is subject to refinement and will be completed prior to the publication of the consolidated financial statements as at and for the year ending December 31, 2008. The Company does not expect these modifications to the Purchase Price allocation to have material impact on the Company’s consolidated financial results and position.

11 - SEGMENTED INFORMATION

The Company‘s organizational and related internal reporting structure consists of three reportable segments including two operating segments and a corporate segment. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

T&F manufactures a variety of specialized polyolefin plastic and paper based products as well as complementary packaging systems for use in industrial and retail applications. Products include carton sealing tapes, industrial and performance specialty tapes, stretch film and shrink wrap. The products are manufactured and sold to industrial distributors and retailers, primarily under the Company’s brand names. T&F operates ten manufacturing facilities in North America and one in Portugal.

ECP is a leader in the development and manufacturing of innovative industrial, consumer packaging and productive covering products utilizing engineered coated polyolefin, paper and laminated materials. Products included lumber wrap, metal wrap, polyethylene membrane fabrics, cotton bags and roof underlayment. Products are manufactured in four manufacturing facilities and sold to both end-users and distributors in a wide variety of industries including construction and agriculture.

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the consolidated financial statements as at and for the year ended December 31, 2007. All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

11 - SEGMENTED INFORMATION (Continued)

The following tables set forth information by segment for the three months ended September 30:

	2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	161,398	40,580	201,978
Costs of sales	137,809	34,963	172,772
Gross profit	23,589	5,617	29,206

EBITDA before unallocated expenses	15,774	3,759	19,533

Depreciation and amortization	7,316	1,478	8,794

Unallocated corporate expenses			357
Stock-based compensation expense			348
Financial expenses			5,036
Earnings before income taxes			4,998

	2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	156,599	45,276	201,875
Costs of sales	131,520	39,166	170,686
Gross profit	25,079	6,110	31,189

EBITDA before unallocated expenses	17,866	4,178	22,044

Depreciation and amortization	7,438	1,421	8,859

Unallocated corporate expenses			506
Stock-based compensation expense			504
Financial expenses			8,245
Manufacturing facility closures, restructuring, strategic alternatives and other charges			1,330
Earnings before income taxes			2,600

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

11 - SEGMENTED INFORMATION (Continued)

The following tables set forth information by segment for the nine months ended September 30:

	2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	469,565	114,448	584,013
Costs of sales	399,355	100,925	500,280
Gross profit	70,210	13,523	83,733

EBITDA before unallocated expenses	47,047	7,508	54,555

Depreciation and amortization	21,922	4,421	26,343

Unallocated corporate expenses			1,097
Stock-based compensation expense			1,098
Financial expenses (a)			20,061
Earnings before income taxes			5,956

	2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	454,699	121,120	575,819
Costs of sales	380,062	107,859	487,921
Gross profit	74,637	13,261	87,898

EBITDA before unallocated expenses	52,396	7,474	59,870

Depreciation and amortization	22,003	3,997	26,000

Unallocated corporate expenses			1,665
Stock-based compensation expense			1,491
Financial expenses			21,308
Manufacturing facility closures, restructuring, strategic alternatives and other charges			8,114
Earnings before income taxes			1,292

(a)

Financial expenses for the nine months ended September 30, 2008, include a refinancing expense amounting to approximately $6.0 million, primarily consisting of the write-off of debt issue expenses and the settlement of the interest rate swap agreements as describe in Note 9.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Company is exposed to various financial risks including: foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary. The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Fair value and classification of financial instruments

As at September 30, 2008 and December 31, 2007, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	2008
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	10,937			10,937
Trade receivables		108,589		108,589
Other receivables		2,092		2,092
Rebates receivable		1,233		1,233
Loans to officers and directors		108		108
Total	10,937	112,022		122,959
Financial liabilities
Accounts payable and accrued liabilities			96,811	96,811
Senior subordinated notes			121,092	106,250
Other long-term loans			132,922	132,922
Total			350,825	335,983

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 – FINANCIAL INSTRUMENTS (Continued)

	2007
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,529			15,529
Trade receivables		91,427		91,427
Other receivables		2,568		2,568
Rebates receivable		402		402
Loans to officers and directors		108		108
Total	15,529	94,505		110,034
Financial liabilities
Accounts payable and accrued liabilities			88,866	88,866
Senior subordinated notes			120,697	113,750
Other long-term loans			122,662	122,662
Total			333,024	325,278

The Company’s interest rate swap agreements carrying amounts and fair values were an asset amounting to $0.2 million and a liability of approximately $0.8 million as at September 30, 2008 and December 31, 207, respectively.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

-

The fair value of Trade receivables, Other receivables, excluding income, sales and other taxes, Rebates receivable and Accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

-

The fair value of the Loans to officers and directors could not be determined since the Company could not locate a financial instrument on the market having substantially the same economic characteristics;

-

The fair value of the Senior subordinated notes has been determined based on available quoted market prices;

-

There is no significant difference between the fair value and the carrying amount of other long-term debt given that the related loans bear interest at a variable rate;

-

The fair value of the Interest rate swap agreements are estimated by obtaining quotes (marked to market) from the Company’s primary lender. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements at the balance sheet date.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic method for pricing financial instruments.

Exchange risk

The Company is exposed to exchange risk due to Cash, Trade receivables, Other receivables, Rebate receivables, Accounts payable and Accrued liabilities, and Long-term debt dominated in a currency other than the functional currency of the reporting unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As at September 30, 2008, financial assets and liabilities in foreign currency represent Cash and Trade receivables totalling CAD $20.2 and Euro 6.6 million (CAD$22.7 million and Euro 4.2 million as at December 31, 2007); Accounts payable and accrued liabilities totalling CAD$13.2 million and Euro 0.9 million (CAD$20.1 million and Euro 1.0 million as at December 31, 2007) and Long-term debt totalling CAD$0.8 million and 5.4 million Euro (CAD$0.6 million and nil Euro as at December 31, 2007).

The following details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the U.S. dollar, and the related impact on Other comprehensive income. For a 10% weakening of the Canadian dollar and the Euro against the U.S. dollar, there would be an equal and opposite impact on Other comprehensive income. As at September 30, 2008, everything else being equal, a 10% strengthening of the Canadian dollar, against the U.S. dollar, would result in an increase of CAD$14.9 million and Euro 1.9 million.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS (Continued)

Similar fluctuations in the Canadian dollar and the Euro would not materially impact the Company’s net earnings (loss) for the period. Accordingly, a sensitivity analysis has not been provided.

Interest rate risk

The Company is exposed to interest rate risk through its Long-term debt. The Company’s policy, to the extent possible, is to maintain most of its borrowings at fixed interest rates using interest rate swaps when necessary.

The Company’s fixed rate Senior subordinated notes are exposed to a risk of change in its fair value due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL. To mitigate this risk, during the three month period ended September 30, 2008, the Company entered into an interest rate swap agreement (the “Agreement”), designated as a cash flow hedge. As at September 30, 2008, the terms of this Agreement are as follows:

	2008
	Notional amount	Settlement	Fixed interest rate paid (1)
	$		%
Agreement maturing in September, 2011	40,000,000	Monthly	3.35

In connection with the Company term loan, the Company entered into two interest rate swap agreements (the “Agreements”), designated as cash flow hedges. As at December 31, 2007, the terms of these Agreements are as follows:

	2007
	Notional amount	Settlement	Fixed interest rate paid (1)
	$		%
Agreement maturing in July, 2010	50,000,000	Quarterly	4.27
Agreement maturing in July, 2010	25,000,000	Quarterly	4.29

(1)

As at September 30, 2008, the effective interest rate on the $40.0 million ($75.0 million in 2007) was 5.1% (8.28% in 2007) and the effective interest rate on the excess was 5.5% (9.16% in 2007)

12 – FINANCIAL INSTRUMENTS (CONTINUED

(2)  In connection with the Company’s refinancing, described in Note 9, the Company settled its outstanding interest swap agreements. Accordingly, the Company recorded a charge of approximately $2.9 million in its consolidated earnings for the nine months ended September 30, 2008 included under the caption “Refinancing”. This charge represents the accumulated change if

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

fair value of these agreements, previously recorded in the consolidated Other comprehensive income (loss).

The Company analyses its interest rate exposure on an on-going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net earnings (loss) of a defined interest rate shift.

As at September 30, 2008, the impact on the Company’s net earnings (loss) of a 1.0% shift in interest rates, assuming all other variables remained the same, would be approximately $0.4 million. The Company’s interest rate swap agreement related to the ABL have been included in this calculation. Other comprehensive income would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of the following: Cash, Trade receivables, Other receivables, principally Rebates receivable, and Derivative financial instruments.

Cash

Credit risk associated with Cash is substantiality mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

Derivative Financial Instruments

Credit risk related to Derivative financial instruments is adequately controlled, as the Company enters into such agreements solely with large American financial institutions having suitable credit ratings and who have demonstrated sufficient liquidity at the peak of the credit crisis, which curtailed in September 2008. The risk which the Company is exposed to in respect of Derivative financial instruments is limited to the replacement costs of contracts at market prices and when these agreements result in a receivable form the financial institution in the event of a counterparty default.

12 - FINANCIAL INSTRUMENTS (Continued)

Trade Receivables

Credit risk with respect to Trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors the credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with the credit risk,

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of Trade receivables as at:

	September 30, 2008	December 31, 2007
	$	$
Current	108,123	90,130
31 – 60 days past due	736	770
61 – 90 days past due	241	843
Over 91 days past due	114	833
	109,214	92,576
Allowance for doubtful accounts	(625)	(1,149)
Balance as at	108,589	91,427

The Company makes estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time Trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off Trade receivables when they are determined to be uncollectible and any payments subsequently received on such Trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of customer accounts, Trade receivables.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts:

	September 30, 2008	December 31, 2007
	$	$
Balance, beginning of year	1,149	6,457
Additions	78	329
Write-offs and reversals	(602)	(5,637)
Balance as at	625	1,149

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS (Continued)

Other Receivables

Credit risk associated with Other receivables primarily relates to Rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography. As at September 30, 2008 no single vendor accounted for over 10% of the total Rebates receivable.

The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its Long-term debt, Accounts payable and accrued liabilities and contractual commitments. The Company finances its operations through a combination of cash flows from operations and borrowing under its ABL.

Liquidity risk management serves to maintain a sufficient amount of Cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following table sets out the Company’s financial liabilities for the next five years and thereafter:

As at September 30, 2008	Other long-term loans	Obligations under capital leases	Accounts payable and accrued liabilities	Total
	$	$	$	$
Balance of year	88	641	96,811	97,540
2009	1,331	578		1,909
2010	2,309	269		2,578
2011	2,309	285		2,594
2012	2,309	302		2,611
2013 and thereafter	242,740	4,761		247,501
	251,086	6,836	96,811	354,733

As at September 30, 2008 the Company’s available line of credit and cash on hand amounted to $55.7 million.  Given the Company’s credit availability, cash on hand and the timing of liability payments, management assesses the Company’s liquidity risk as low.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS (Continued)

Price risk

The Company‘s price risk arises from changes in its oil derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are three fold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. To manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As at September 30, 2008, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials would result in a decrease of approximately $20.0 million in the Company’s net earnings (loss) for the period. A similar decrease of 10% will have the opposite impact. No material impact is expected on Other comprehensive income.

Capital management

The Company’s primary objectives when managing capital are:

i)

to provide adequate return to its shareholders,

ii)

minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company,

iii)

safeguard the Company’s ability to continue as a going concern, and

iv)

provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of Cash, Debt and Shareholders’ equity.

A summary of the Company’s capital structure is as follows:

	September 30, 2008		December 31, 2007
	$	%	$	%
Cash	10,937	2	15,529	3
Debt	253,285	41	240,285	39
Shareholders’ equity	358,019	57	360,010	58
	622,241	100	615,824	100

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt instruments.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS (Continued)

In meeting its principle objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its Adjusted EBITDA. Such measures include the introduction of new products and the penetration to new market and market niches.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and by evaluating various financial metrics.  These metrics include the following for the trailing twelve months periods ended:

	September 30, 2008	December 31, 2007
	$	$
Adjusted EBITDA	70,492	74,815
Interest expense	19,552	25,093
Debt	254,014	243,359
Internal financial ratios
Debt to Adjusted EBITDA	3.6	3.3
Adjusted EBIDTA to interest expense	3.6	3.0

Debt represents the Company’s long-term and related current portion borrowings.

The Company defines Adjusted EBITDA as net earnings (loss) before:

i)

income taxes (recovery),

ii)

financial expenses, net of amortization,

iii)

refinancing expense, net of amortization,

iv)

amortization of other intangibles and capitalized software costs,

v)

depreciation, and

vi)

manufacturing facility closures, restructuring, strategic alternatives and other charges

Interest expense is defined as the total interest expenses incurred net of any interest income earned during the period.

During 2008, the Company's strategy, which was unchanged from 2007, primarily consisted of maintaining a Debt to Adjusted EBITDA not exceeding 4.0 to 1.0.  The Company believes that the monitoring and evaluation of these internal metrics and ratios are consistent with its capital management objectives.

The Company is subject to an external covenant in connection with its ABL. Subject to the unused availability under the ABL declining below $25.0 million, the Company must remain in compliance with a fixed charge coverage ratio of at least 1.0 to 1.0 (the “Ratio”). The Ratio is computed as function of Adjusted EBITDA to Fixed charges as defined in the Company’s credit agreement as follows:

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 - FINANCIAL INSTRUMENTS (Continued)

-

Adjusted EBITDA is defined as EBITDA adjusted for cash and non-cash payments and expenses, regardless to their inclusion or omission from the determination of net income (loss) for the period in connection with pension and post retirement, environmental matters, capital expenditure, distributions, advisory services, taxes and intercompany investments and loans;

-

Fixed charges are defined as the aggregate of interest expense, principal repayments, and amortization

As at September 30, 2008, the Company was not required to comply with this Ratio given the remaining availability and/or its ABL exceeding $25.0 million.

The Company monitors its compliance with external covenants on an ongoing basis, and when in effect, compliance is reviewed on a quarterly basis with its Board of Directors.

The Company is not subject to any other externally imposed capital requirements.

13 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company. The advisory services include business planning and corporate finance activities, and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provide for aggregate monthly compensation beginning January 2008 in the amount of $175,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company has a firm financial commitment relating to the services of two of the three companies totalling $125,000 per month through December 31, 2009. The Company has the option to continue the services of the former senior officer’s controlled company on a month-to-month basis at a monthly compensation of $25,000.

In addition to the monthly advisory services described above, the agreements provided for a fee paid to each of the companies in connection with the Company’s concluded shareholder rights offering. The aggregate fee paid in 2007, to the companies in connection with the rights offering was $1,050,000.

The advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the Toronto Stock Exchange (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements.

Notes to Consolidated Financial Statements

September 30, 2008

(In US dollars, tabular amounts in thousands, except as otherwise noted)

14 – SUBSEQUENT EVENTS

Interest Rate Swap Agreement

In accordance with the Company’s interest rate risk policy and in order to reduce its exposure to volatile interest rates fluctuations, in October 2008, the Company entered into a second interest rate swap agreement for a notional principal amount of $30.0 million maturing in October 2009.  Under the terms of this interest rate swap agreement, the Company receives, on a monthly basis, a variable interest rate and pays a fixed interest rate of 2.89%, respectively, plus the applicable premium on its ABL. This interest rate swap agreement was designated as a cash flow hedge.

Foreign Exchange Forward Agreements

In November 2008, and in accordance with the Company’s foreign exchange rates risk policy, the Company executed a series of twelve monthly forward foreign exchange rates contracts (the “Contracts”) to purchase an aggregate CDN$20.0 million beginning in February 2009, at fixed exchange rates ranging from CDN$1.1859 to CDN$1.1826 to the US dollar.  The Contracts will mitigate foreign exchange rates risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as a cash flow hedge, effectively mitigating the cash flow risk associated with the settlement of the Purchases. The Company’s election for hedge accounting for these Contracts will primarily result in the following:

i)

changes in the fair value of the Contracts will be recorded in the Company’s consolidated comprehensive income (loss),

ii)

foreign exchange rates gains and losses resulting from the updating of the accounts payable relating to the Purchases or the settlement thereof, will be excluded from the determination of net earnings (loss) for the period and accordingly will be recorded as an adjustment to the Company’s consolidated comprehensive income (loss),

iii)

 upon the ultimate disposal of the inventories acquired as part of these Purchases and the settlement of the Contracts any remaining amounts in the Company’s consolidated comprehensive income (loss) relating to such Purchases will be included in the determination of net earnings (loss) for the period as an increase (decrease) to cost of sales.